UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Analyst and Investor Presentations

On February 17, 2016, VimpelCom Ltd. (“VimpelCom”) issued presentations to analysts and investors in connection with VimpelCom’s results for the quarter and year ended December 31, 2015. These presentations are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit

99.1	Analyst and Investor Presentations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: February 17, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel